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                             February 7, 2024

       Andrej Jonovic
       Chief Executive Officer
       XBP Europe Holdings, Inc.
       2701 East Grauwyler Road
       Irving, TX 75061

                                                        Re: XBP Europe
Holdings, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 2,
2024
                                                            File No. 333-276213

       Dear Andrej Jonovic:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 3 and reissue in part. Please revise your disclosure here, in
your Risk Factors section and elsewhere as appropriate to disclose the amount of resale shares
being registered as a percentage of your public float. We note your statement that
"[t]he number of shares of Common Stock that the Selling
                                                        Securityholders can
sell into the public markets pursuant to this prospectus greatly exceeds the Company's
public float." In this regard, we note that the currently disclosed percentage is compared
to your total number of shares outstanding not your public float.
 Andrej Jonovic
FirstName LastNameAndrej
XBP Europe  Holdings, Inc. Jonovic
Comapany7,NameXBP
February   2024      Europe Holdings, Inc.
February
Page 2 7, 2024 Page 2
FirstName LastName
       Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Andrew Rodman